UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December, 2009

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

* The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Regulated Information

Disclosure of Major Shareholding

December 10, 2009 – 08:00 am CET

DISCLOSURE OF MAJOR SHAREHOLDING

BRUSSELS, Belgium, December 10, 2009 – Pursuant to the Belgian Law of May 2, 2007 relating to the publication of major shareholdings in listed companies, Delhaize Group (Euronext Brussels: DELB – NYSE: DEG), the Belgian international food retailer, has received a notification of the threshold of 3% being crossed by BlackRock, Inc. which owns 4.17% of Delhaize Group’s voting rights as follows:

Holders of Voting Rights	Number of Voting Rights	Percentage Held
BlackRock Asset Management Japan Co. Ltd	357 339	0.35%
BlackRock Advisors (UK) Limited	1 215 909	1.21%
BlackRock Institutional Trust Company, N.A.	1 860 542	1.84%
BlackRock Fund Advisors	515 848	0.51%
BlackRock Asset Management Canada Ltd	27 925	0.03%
BlackRock Financial Management, Inc.	1 228	0.00%
BlackRock Investment Management, LLC	98 789	0.10%
BlackRock Investment Management (Australia) Ltd	13 076	0.01%
BlackRock Investment Management (Dublin) Ltd	8 498	0.01%
BlackRock Fund Managers Ltd	16 735	0.02%
BlackRock International Ltd	43 578	0.04%
BlackRock Investment Management UK Ltd	46 007	0.05%
Total:	4 205 474	4.17%

According to a notification that Delhaize Group received from BlackRock Investment Management (UK) Limited on December 7, 2009, BlackRock, Inc. acquired the Barclays Global Investors (BGI) business on December 1, 2009. The combined holdings of BlackRock, Inc. following this acquisition triggered this disclosure requirement. BlackRock, Inc. is the ultimate controller of the legal entities listed above but they are the discretionary investment managers that hold the Delhaize Group shares and exercise the voting rights.

» Delhaize Group

Delhaize Group is a Belgian international food retailer present in six countries on three continents. At the end of the third quarter of 2009, Delhaize Group’s sales network consisted of 2 697 stores. In 2008, Delhaize Group posted EUR 19 billion (USD 28 billion) in revenues and EUR 467 million (USD 687 million) in net profit (Group share). At the end of 2008, Delhaize Group employed approximately 141 000 people. Delhaize Group’s stock is listed on Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the website http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

» Contacts

Geert Verellen: + 32 2 412 83 62

Fátima Martins: + 32 2 412 83 61

Barbera Hoppenbrouwers (media): +32 2 412 86 69

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date:	December 11, 2009	By:	/S/ G. LINN EVANS
G. Linn Evans
Vice President